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                                                           EXHIBIT 36




                                                      WESLEY W. VON SCHACK
[NYSEG LOGO]                                          CHAIRMAN, PRESIDENT AND
                                                      CHIEF EXECUTIVE OFFICER

                                       July 30, 1997

Dear NYSEG Colleague:

Today we announced that our Company's Board of Directors has unanimously determined that CalEnergy's unsolicited takeover is not in the best interests of the Company or its stakeholders, including our shareholders, customers, and employees. The Board intends to take all actions necessary to protect these interests.

The Board reached its decisions after careful analysis of a number of factors. These include 1. concerns about CalEnergy's operating experience; 2. the complete absence of any regulatory plan; 3. the offer is financially inadequate; and 4. CalEnergy is attempting to exploit the artificial depression of NYSEG's stock price.

In that regard, the Board noted that NYSEG has reached an agreement in principle with the New York State Public Service Commission which is an important milestone in putting an end to much uncertainty. We believe this agreement will be beneficial to NYSEG's customers, shareholders and communities.

As a public utility, we are stewards for a special public trust. We take very seriously our obligation to ensure the adequate, safe and reliable transmission and distribution of energy to every home, business, school and hospital in the communities we share.

With the best record of any utility in the State as measured by lowest consumer complaints and high marks from our customers on reliability and service, we have a long and proud history of fulfilling our duties faithfully and being a leading corporate citizen in our communities. Our programs in the areas of economic development, community support, philanthropy, low-income assistance, and volunteerism are among the most outstanding in the country.

CalEnergy has given us no basis for concluding that it is an appropriate party to assume the duties we have fulfilled since before the turn of the century. CalEnergy's six month, long-distance ownership of an electric distribution system in England and complete lack of experience in operating a natural gas distribution system is hardly reassuring.

CalEnergy no doubt employs a number of hard-working and talented people -- just as we do. But it is not telling the whole story about competition. Many analysts have pointed out that one of the key factors behind CalEnergy's revenue growth has been its government-mandated, above-market, energy purchase agreements under which utilities, such as NYSEG, are compelled to subsidize independent power producers, such as CalEnergy. Few companies in America have benefitted from government regulation as much as CalEnergy.


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As you know, it is our customers who are bearing the burden of these contracts, the largest of which is with CalEnergy's subsidiary, Saranac Power Partners. This contract costs NYSEG customers well in excess of $100 million annually in payments above market value. In fact, payments under these contracts represent the largest element of NYSEG's electric rate structure, exceeded only by taxes. CalEnergy steadfastly refuses to engage in serious discussions with us to restructure these contracts. CalEnergy can't do any more than NYSEG to reduce electric prices except renegotiate the unfair prices it charges our customers.

By contrast, NYSEG is working hard to bring prices down. Following many months of negotiation, we announced today an agreement with the New York Public Service Commission (PSC) Staff on a plan that freezes prices under a hard five-year price cap and encourages economic development. The aggregate value of the revenue concessions is nearly $600 million. This agreement will now be presented to all the interested parties and an Administrative Law Judge, who is expected to issue a recommended decision by the end of October. Under the plan:

- NYSEG, whose electric rates have not increased since 1995, will forego previously announced price increases for residential and commercial customers totaling 6% that were scheduled to become effective in August of 1996 and 1997. These prices will be frozen through July 31, 2002;

- Rates for certain large-use industrial and commercial customers will be reduced by 5% each year for the next five years;

- A retail choice program will proceed, under which all customers will be permitted to buy electricity in a competitive marketplace by August 1, 1999;

- An extension of the current natural gas settlement through July 31, 2002. This will freeze prices which are already among the lowest in the northeast; and

- NYSEG will separate its fossil-fuel generation into an unregulated subsidiary. The fossil generating units will be subject to an auction process in which the Company can participate. Value achieved as a result of the auction process will also benefit customers.

In addition to the above, there is the potential to reduce prices another 9% since the Company intends to pass back to customers savings from renegotiation of nonutility generator contracts and the passage of securitization legislation. Furthermore, if the legislature approves the replacement of the gross receipts tax with a "profits-based tax" electric prices may be reduced another 3.1%. The combined affect of all these actions will be a reduction in average electric prices of approximately 20% from previously authorized levels.

If preparing for competition is the issue, NYSEG is well down this road, as well. We have already demonstrated our ability to thrive in a competitive natural gas environment, an area in which CalEnergy has no experience whatsoever. Even with 40 competitors, our natural gas business had its best year ever in 1996 with deliveries, revenues and earnings all at record levels, and we have some of the lowest and most competitive prices in the Northeast.

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CalEnergy is the problem, not the solution.  We will continue to operate our business in the best interests of all our stakeholders.

CalEnergy has engaged in a set of tactics, including its stake-out tender offer for 9.9% of our stock and a massive PR and ad campaign, designed to put pressure on our Board and to mislead the financial markets and our customers, employees and communities into believing that a change in control of NYSEG is imminent. But, for all the smoke and mirrors CalEnergy has attempted to conjure, in reality it has not even begun to put a real offer on the table.


We are commencing litigation alleging CalEnergy's misuse of NYSEG's confidential information in violation of a confidentiality agreement and failure to disclose highly material information regarding its takeover attempt, as well as its failure to disclose major obstacles that would substantially delay, and could prevent, CalEnergy from proceeding on a hostile basis with any takeover attempt.

If CalEnergy persists, this is likely to be a lengthy battle for control.
Please try not to be distracted. Our best strategy is to continue to provide our customers with the highest levels of energy safety, service and reliability.

I want to personally thank you for your hard work and support. We will continue to keep you informed of key developments.

                                       Sincerely,


                                       /s/ Wesley W. von Schack